

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Gary Simanson
President, Chief Executive Officer and Director
Thunder Bridge Capital Partners, Inc.
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066

> **Re: Thunder Bridge Capital Partners, Inc.**
> **Confidential Draft Registration Statement Form S-1**
> **Submitted September 4, 2020**
> **CIK No. 0001815753**

Dear Mr. Simanson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note your disclosure that your exclusive forum provision in your amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure your warrant agreement states this clearly.

       You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Douglas Ellenoff